Spring Creek Acquisition Corp.

FOR IMMEDIATE RELEASE

Spring Creek Acquisition Corp. Announces New Date for Special Meeting of Stockholders to Complete its Transaction with AutoChina Group Inc.

Beijing, China – March 23, 2009 – Spring Creek Acquisition Corp. (OTCBB: SCRQF, SCRWF, SCRUF) (“Spring Creek”) today announced that it is re-scheduling the previously announced special meeting which was to take place on Thursday, March 26, 2009 and at which its stockholders were to vote on, or submit a proxy to vote on, among other matters, a proposal to approve the definitive share exchange agreement between Spring Creek and AutoChina Group Inc. (“AutoChina”).

The special meeting will be adjourned until Friday, April 3, 2009 at its original location. The record date for the special meeting remains March 5, 2009. Stockholders who have previously sent in proxy cards or given instructions to brokers do not need to re-cast their votes.

About Spring Creek Acquisition Corp.
Spring Creek Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the Greater China region.  Spring Creek consummated its initial public offering on March 4, 2008 and generated aggregate gross proceeds of $41,400,000.

About AutoChina Group Inc.
AutoChina is a leading one-stop commercial and consumer auto sales and financing company in China.  Founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle sales and financing (truck leasing) and sales of branded passenger automobiles through its nationally recognized dealer network.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Spring Creek Acquisition Corporation, AutoChina Group Inc and their combined business after completion of the proposed transaction.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of Spring Creek’s and AutoChina's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which AutoChina is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting AutoChina's revenue and profitability;
•	Changes in the automobile industry;
•	AutoChina’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in Spring Creek’s filings with the Securities and Exchange Commission.

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March 23, 2009

The information set forth herein should be read in light of such risks.  Neither Spring Creek, nor AutoChina assumes any obligation to update the information contained in this press release.

Additional Information and Where to Find It
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In connection with the proposed transaction and required shareholder approval, Spring Creek submitted to the Securities and Exchange Commission a draft of its proxy statement under cover of a Form 6-K, which proxy statement was mailed to its shareholders.  Spring Creek shareholders and other interested persons are urged to read the draft proxy statement and, when it becomes available, the final proxy statement, and other relevant materials since they will contain important information about Spring Creek, AutoChina and the proposed transaction with AutoChina.  Such persons can also read Spring Creek’s proxy statement for a description of the security holdings of the Spring Creek officers and directors and their respective interests in the successful consummation of the proposed transaction.  The final proxy statement was mailed to shareholders as of March 5, 2009.  Spring Creek shareholders may obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov).  Copies of such filings can also be obtained, without charge, by directing a request to Spring Creek (10F, Room#1005, Fortune Int’l Building, No. 17, North DaLiuShu Road, Hai Dian District, Beijing 100081, People’s Republic of China).

Participants in Solicitation
Spring Creek and its directors and executive officers and AutoChina and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Spring Creek ordinary shares in respect of the proposed transaction.  Information about the directors and executive officers is set forth in the draft proxy statement, which was filed with the Securities and Exchange Commission under cover of a Form 6-K.

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INVESTOR RELATIONS:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com